Stoneridge, Inc. ▼ 39675 MacKenzie Drive, Suite 400, Novi, MI 4837 Phone 248-489-9300 ▼ Fax 248-489-3970

August 28, 2019

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Lyn Shenk

Division of Corporation Finance

Office of Transportation and Leisure

Re:	Stoneridge, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

File No. 001-13337

Dear Lyn Shenk:

On behalf of Stoneridge, Inc. (the “Company” or “Stoneridge”) this letter responds to the Staff’s comment letter dated August 19, 2019 (the “Comment Letter”) regarding the above-referenced Form 10-K (the “2018 Form 10-K”).

The headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and the Company has set forth below, in italics, the text of the Staff’s comment prior to each response.

Form 10-K for the Fiscal Year Ended December 31, 2018.

Item 1. Business
Backlog, page 4

1.	Please tell us how your disclosure herein regarding backlog complies with the disclosure of backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K. Additionally, please clarify for us if the terms “cumulative remaining sales”, “estimated net sales” and “expected net sales” represent the same measure and how they relate to backlog pursuant to the noted guidance.

Lyn Shenk

August 28, 2019

Company Response:

Stoneridge understands Item 101(c)(1)(viii) of Regulation S-K requires companies to disclose, in part, “the dollar amount of backlog orders believed to be firm.” Stoneridge also understands the legal definition of a “firm order” to be a non-cancelable order, or an order that is not subject to cancellation until a specified expiration date, or if there is not an expiration date, then the parties assume thirty days after the order (i.e., a confirmed order). Accordingly, as noted in our 2018 Form 10-K no portion of our expected net sales information represents firm orders.

As is typical in the automotive and commercial vehicle industries, customers award suppliers, such as Stoneridge, production contracts related to specific vehicle platforms. There is usually a two to four year period between the business award and the start of production. We customarily supply for the vehicle model or vehicle platform’s life, which typically ranges from three to five years. We recognize our sales based on the satisfaction of performance obligations stipulated by customer issued purchase orders in conjunction with releases, which range from one month to six months in lead-time. However, customers make no commitments to volumes and generally may cancel an order at any time. Customers regularly update purchase order releases for volume adjustments. Also, technological specifications and/or pricing can change very quickly. Therefore, we do not believe we have any firm orders to disclose at any point in time during the course of our business.

As currently disclosed, our backlog is our latest estimate of sourced future sales based on volume projections provided to us by our customers related to existing and newly awarded production agreements. We actively update these estimates based on the most recent data. Updates to our estimated sourced future sales or backlog, result from any combination of the following: new business awards, price and vehicle volume changes, foreign currency fluctuations, changes to estimated installation rates, and short cycled or canceled models or platforms.

The terms “expected booked sales,” “estimated net sales” and “expected net sales” are interchangeable and all reference the “estimated sourced future sales” or “backlog” discussed above. Despite the fact that our customer agreements are subject to cancellation/termination and, therefore, do not represent firm orders, the Company believes that taking a principles-based approach to the disclosure of the Company’s estimated sourced future sales provides a meaningful metric that is useful to the Company’s shareholders and the investing public. It is our understanding that such data is commonly used by analysts that follow Stoneridge and other automotive and commercial vehicle suppliers. We acknowledge our discussion of backlog in Item 1 of the Company’s Form 10-K should be clarified using consistent terminology and we will make this change beginning with our annual Form 10-K filing for 2019 fiscal year.

A draft of our revised disclosure for our next Form 10-K follows:

“The Company typically enters into customer agreements at the beginning of a vehicle life cycle with the intent to fulfill customer-purchasing requirements for the entire vehicle production life cycle. The vehicle life cycle usually includes the two to four year pre-production period and production for a term covering the life of such vehicle model or platform, generally between three to five years, although there is no guarantee that this will occur. Our customers make no firm commitments regarding volume and may terminate these agreements or orders at any time. The Company’s estimated sourced future sales may also be impacted by various assumptions, including new program vehicle production levels, customer price reductions, foreign currency exchange rates and program launch timing. Stoneridge’s customer agreements may be terminated by customers at any time and, accordingly, estimated sourced future sales information does not represent firm orders or firm commitments. The Company defines backlog as the estimated remaining cumulative awarded life-of-program sales (or “estimated sourced future sales”). The Company’s estimated sourced future sales was $__ billion as of December 31, 2019, compared to $3.4 billion as of December 31, 2018.”

Lyn Shenk

August 28, 2019

We will also add a new Risk Factor substantially similar to the following:

The Company’s Estimated Sourced Future Sales from Awarded Programs

The Company typically enters into customer agreements at the beginning of a vehicle life cycle with the intent to fulfill customer-purchasing requirements for the entire vehicle production life cycle. The vehicle life cycle typically includes the two to four year pre-production period and production for a term covering the life of such vehicle model or platform, generally between three to five years, although there is no guarantee that this will occur. The Company’s customers make no firm commitments regarding volume and may terminate these agreements or orders at any time. Therefore, these arrangements do not represent firm orders. The Company’s estimated sourced future sales from awarded programs, also referred to as backlog, is the estimated remaining cumulative awarded life-of-program sales. Several factors may change forecasted revenue from awarded programs; namely, new business wins, vehicle production volume changes, customer price reductions, foreign currency exchange rates, component take rates by customers and short cycled or canceled models or platforms.

MD&A
Liquidity and Capital Resources
Summary of Future Cash Flows, page 30

2.	It appears the cash interest payments on your credit facility and debt obligations may represent a material contractual obligation. Because this table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or disclosed in the footnotes using the same time frames stipulated in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

We also note your disclosure that in December 2018, you entered into an agreement to make a $10 million investment in a fund managed by Autotech Ventures. Please tell us what consideration you gave to including this commitment in the table.

Lyn Shenk

August 28, 2019

COMPANY RESPONSE:

In future filings, the Company will expand the cash outflows table, either by adding line item disclosure or by footnote, for interest payments under the Company’s credit facility and debt obligations, including the assumptions made to derive those amounts.

Regarding Summary of Future Cash Flows table disclosure for the Company’s commitment to Autotech Ventures (“Autotech”), the Company did not include any amount related to Autotech in this table because the Company does not know when during the ten year life of the fund that its capital will be called by Autotech, however the Company will add a footnote to this table disclosing the Autotech funding commitment. The Company will continue to disclose the nature of the Autotech future cash commitment in future filings similar to the presentation in the 2018 Form 10-K in both the Liquidity section of MD&A on page 31 and in Note 4 to Consolidated Financial Statements under sub-caption “Other-Investments” on page 60. The disclosure in the Liquidity section follows:

In December 2018, the Company entered into an agreement to make a $10.0 million investment in a fund managed by Autotech Ventures (“Autotech”), a venture capital firm focused on ground transportation technology. The Company’s $10.0 million investment in the Autotech fund will be contributed over the expected ten-year life of the fund.

If you have any questions or comments regarding the foregoing, do not hesitate to contact me at (248) 489-9300.

Sincerely,

/s/ Robert R. Krakowiak

Robert R. Krakowiak

Executive Vice President,

Chief Financial Officer and Treasurer